Exhibit 4.18

Dear Mr. Uder,

In addition to your employment contract with our Company dated March 1, 2001, and the addendum to your employment contract dated                         , we hereby clarify:

1.	The term “Company” in the “Change of Control” definition of your employment contract refers to QIAGEN N.V.

QIAGEN GmbH

Managing Director

I agree with the above provision:

/s/ Bernd Uder	,	dated October 9, 2003

Bernd Uder
Employee